UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little

Co-Chief Executive Officer and Chief Financial Officer

ATS Corporation

7925 Jones Branch Drive

McLean, VA 22102

Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP

1200 19th Street, NW
Suite 300
Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 626-6600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed by ATS Corporation, a Delaware corporation (“ATS” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 29, 2012, as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 6, 2012 and Amendment No. 2 to the Schedule 14D-9 filed on March 9, 2012. The Schedule 14D-9 relates to the tender offer by Atlas Merger Subsidiary, Inc., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at $3.20 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Offeror and Parent with the SEC on February 28, 2012, as amended by the Amendment No. 1 to the Schedule TO filed on March 1, 2012, the Amendment No. 2 to the Schedule TO filed on March 6, 2012, the Amendment No. 3 to the Schedule TO filed on March 9, 2012 and the Amendment No. 4 to the Schedule TO filed on March 16, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8 ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following at the end of the subsection entitled “(b) Regulatory Approvals—U.S. Antitrust Approval”

“At 11:59 p.m., New York City Time, on March 15, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

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Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. filed with the Securities and Exchange Commission on February 28, 2012 (the “Schedule TO”)).
(a)(2)	Letter of Transmittal, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Option Notice and Cancellation Agreement (incorporated by reference to Exhibit (a)(6) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 29, 2012)
(a)(7)	Opinion of Sagent Advisors Inc., dated February 21, 2012 (incorporated by reference to Exhibit (a)(7) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 29, 2012)
(a)(8)	Joint Press Release issued by ATS Corporation and Salient on February 21, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(a)(9)	Salient-ATSC Transition Help Q&As, dated March 6, 2012 (incorporated by reference to Exhibit (a)(9) to the Company’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 6, 2012)
(a)(10)	Complaint filed on March 2, 2012 in the Court of Chancery of the State of Delaware, captioned Stourbridge Investments LLC, individually and on behalf of all others similarly situated v. Edward H. Bersoff, Kevin S. Flannery, John H. [sic] Schulte, Edward J. Smith, Anita K. Jones, Joel R. Jacks, James R. Swartwout, ATS Corporation, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (Case No. 7300) (incorporated by reference to Exhibit (a)(10) to the Company’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 9, 2012)
(a)(11)	Complaint filed on March 6, 2012 in the United States District Court of the Eastern District of Virginia, captioned Giancarlos Guerra, on behalf of himself and all others similarly situated v. ATS Corporation, Edward H. Bersoff, Kevin Flannery, Joel Jacks, Anita K. Jones, Peter Schulte, Edward Smith, James R. Swartwout, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (Civil Action No. 1:12 CV 244) (incorporated by reference to Exhibit (a)(11) to the Company’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 9, 2012)
(e)(1)	Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(2)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(3)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).

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(e)(4)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(5)	Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway and Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(6)	Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Capital Management Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(7)	Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co. Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(8)	Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group, LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(9)	Confidentiality Agreement, dated as of March 31, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(10)	Exclusivity Agreement, dated as of October 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(11)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(10) to the Schedule TO).
(e)(12)	Employment Agreement, dated September 2, 2010, between ATS Corporation and John Hassoun (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K for the fiscal year ended December 31, 2010).
(e)(13)	Employment Agreement, dated February 3, 2008, between ATS Corporation and Pamela A. Little (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 6, 2008).
(e)(14)	Bersoff Agreement between Dr. Bersoff and the Company dated December 15, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K on December 16, 2010).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation
By:	/s/ Pamela A Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: March 16, 2012

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